Exhibit 21.1

Subsidiaries of 1st Centennial Bancorp

Name of Subsidiary	Jurisdiction of Incorporation
1st Centennial Bank	California
Centennial Capital Trust I	Delaware Statutory Trust
Centennial Capital Trust II	Delaware Statutory Trust
Centennial Capital Trust III	Delaware Statutory Trust